Exhibit 99.1

Condensed Interim Consolidated Financial Statements

For the three months ended

March 31, 2023

Unaudited – Prepared by Management

(Stated in United States Dollars)

Notice of No Auditor Review of Unaudited Condensed Interim Consolidated Financial Statements

The accompanying unaudited condensed interim consolidated financial statements of enCore Energy Corp. (the “Company”) as of March 31, 2023 and for the period then ended have been prepared by and are the responsibility of the Company’s management. The Company’s Audit Committee has reviewed and approved these unaudited condensed interim consolidated financial statements. In accordance with National Instrument 51 – 102, the Company discloses that its auditors have not reviewed the accompanying unaudited condensed interim consolidated financial statements for the periods ended March 31, 2023 and March 31, 2022.

enCore Energy Corp.
Condensed Interim Consolidated Statements of Financial Position Unaudited – Prepared by Management
As at March 31, 2023 and December 31, 2022

	Note	March 31, 2023 $	December 31, 2022 $
Assets
Current assets
Cash		3,236,655	2,512,012
Receivables and prepaid expenses		2,058,745	1,244,561
Marketable securities - current	5	2,700,539	3,162,361
Deposit - uranium investment	4	1,000,000	3,000,000
Investment in uranium	4	8,750,000	-
Assets held for sale	10	735,863	728,882
		18,481,802	10,647,816
Non-current assets
Intangible assets	6	520,849	528,282
Property, plant, and equipment	7	8,729,061	2,334,421
Marketable securities - non-current	5	668,484	784,832
Mineral properties	10	267,287,730	145,219,086
Reclamation deposits	10	88,500	88,500
Right-of-use asset	8	186,820	185,614
Deferred acquisition costs	9	-	6,009,303
Deferred financing costs	13	-	3,162,936
Restricted cash	13	7,594,141	54,568,668
Total assets		303,557,387	223,529,458

Liabilities and shareholders' equity
Current liabilities
Accounts payable and accrued liabilities		1,798,279	3,105,065
Due to related parties	14	95,557	441,374
Convertible promissory note - current portion	13	600,000	-
Lease liability - current	8	93,652	84,262
		2,587,488	3,630,701
Non-current liabilities
Asset retirement obligations	11	10,435,083	4,752,352
Convertible promissory note	13	56,478,864	-
Lease liability - non-current	8	99,798	96,166
Total liabilities		69,601,233	8,479,219

Shareholders' equity
Share capital	13	262,302,903	190,610,250
Share subscriptions received	13	-	51,558,624
Convertible promissory note - equity portion	13	3,813,266	-
Contributed surplus	13	17,981,991	16,218,518
Accumulated other comprehensive income		6,199,704	5,530,224
Deficit		(56,341,710)	(48,867,377)
Total shareholders' equity		233,956,154	215,050,239
Total liabilities and shareholders' equity		303,557,387	223,529,458

Nature of operations and going concern	1
Change in presentation currency	2
Events after the reporting period	19

Approved on behalf of the Board of Directors on May 15, 2023:

“William M.Sheriff”	Director	“William B. Harris”	Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

enCore Energy Corp.
Condensed Interim Consolidated Statements of Loss and Comprehensive Loss Unaudited – Prepared by Management
For the three months ended March 31, 2023 and March 31, 2022

		March 31,	March 31,
		2023	2022
	Note	$	$
Expenses
Accretion	8,11,13	497,493	105,211
Amortization and depreciation	6,7,8	207,180	84,678
Community engagement		12,594	-
Consulting	14	575,741	73,340
General administrative costs		787,799	1,297,269
Interest expense	13	600,000	852
Office and administrative	14	354,532	-
Professional fees		1,537,307	203,849
Promotion and shareholder communication		71,933	37,507
Travel		143,676	74,508
Transfer agent and filing fees		237,764	84,057
Staff costs	14	2,441,184	820,857
Stock option expense	13,14	866,483	1,228,184
Loss from operating expenses		(8,333,686)	(4,010,312)

Interest income		320,275	5,684
Foreign exchange loss		(3,941)	(12,781)
Gain on divestment of mineral properties	10	24,240	48,480
Gain on sale of uranium investment	4	1,100,500	35,000
Unrealized loss on marketable securities	5	(581,721)	-
Loss on investment in associate	3	-	(80,772)
Net loss for the period		(7,474,333)	(4,014,701)
Foreign currency translation adjustment		669,480	970,910
Comprehensive loss for the period		(6,804,853)	(3,043,791)

Loss per share
Weighted average number of common shares outstanding
- basic #		127,199,482	99,628,335
- diluted #		127,199,482	99,628,335

Basic and diluted loss per share $		(0.06)	(0.04)
Diluted loss per share $		(0.06)	(0.04)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

enCore Energy Corp.
Condensed Interim Consolidated Statements of Cash Flows Unaudited – Prepared by Management
For the three months ended March 31, 2023 and March 31, 2022

		March 31,	March 31,
		2023	2022
	Note	$	$
Operating activities
Net loss for the period		(7,474,333)	(4,014,701)

Items not affecting cash:
Accretion		497,493	105,211
Amortization and depreciation		207,180	84,678
Foreign exchange loss		3,941	12,781
Stock option expense		866,483	1,228,184
Interest income		(320,275)	(5,684)
Gain on divestment of mineral properties		(24,240)	(48,480)
Gain on sale of uranium investment		(1,100,500)	(35,000)
Unrealized loss on marketable securities		581,721	-
Loss on investment in associate		-	80,772

Changes in non-cash working capital items:
Receivables and prepaid expenses		(771,615)	(338,345)
Deposit - uranium investment	4	2,000,000	(2,000,000)
Restricted cash		47,676,777	-
Accounts payable and accrued liabilities		216,401	(3,367,728)
Due to related parties		(345,817)	476
		42,013,216	(8,297,836)

Investing activities
Acquisition of intangible assets		-	-
Acquisition of property, plant, and equipment		(462,910)	(124,455)
Mineral property expenditures		(1,484,328)	(1,572,605)
Proceeds from divestment of mineral properties		24,240	48,480
Asset acquisition	9	(54,556,796)	-
Interest income received		320,275	5,684
Investment in uranium	4	(14,672,500)	-
Proceeds received from sale of uranium investment	4	7,023,000	4,250,000
Settlement of asset retirement obligation	11	(7,085)	(486)
		(63,816,104)	2,606,618

Financing activities
Private placement proceeds		25,508,956	23,057,411
Share issue costs		(3,423,750)	(1,473,875)
Proceeds from exercise of warrants		158,918	365,731
Proceeds from exercise of stock options		287,584	14,887
Lease payments	8	(31,333)	(25,443)
		22,500,375	21,938,711

Effect of foreign exchange on cash		27,156	902,893
Change in cash		724,643	17,150,386
Cash, beginning of period		2,512,012	9,188,483
Cash, end of period		3,236,655	26,338,869

Supplemental cash flow information 18

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

enCore Energy Corp.
Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity Unaudited – Prepared by Management
For the three months ended March 31, 2023 and March 31, 2022

	Number of shares #	Share capital $	Share subscriptions received $	Convertible promissory note (equity portion) $	Contributed surplus $	Accumulated other comprehensive income (loss) $	Deficit $	Total shareholders' equity $
January 1, 2022	98,902,678	162,582,365	-	-	12,662,103	6,196,033	(32,351,988)	149,088,513
Private placement	6,535,947	23,057,411	-	-	-	-	-	23,057,411
Share issuance costs	-	(2,146,218)	-	-	672,343	-	-	(1,473,875)
Shares issued for exercise of warrants	248,448	365,731	-	-	-	-	-	365,731
Shares issued for exercise of stock options	51,042	18,379	-	-	(3,492)	-	-	14,887
Stock option expense	-	-	-	-	1,228,184	-	-	1,228,184
Shares issued for Azarga asset acquisition	193,348	611,113	-	-	-	-	-	611,113
Adjustment to investment in associate	-	-	-	-	(2,675)	-	-	(2,675)
Cumulative translation adjustment	-	-	-	-	-	970,910	-	970,910
Loss for the period	-	-	-	-	-	-	(4,014,701)	(4,014,701)
March 31, 2022	105,931,463	184,488,781	-	-	14,556,463	7,166,943	(36,366,689)	169,845,498

January 1, 2023	108,940,051	190,610,250	51,558,624	-	16,218,518	5,530,224	(48,867,377)	215,050,239
Private placement	10,615,650	25,508,956	-	-	-	-	-	25,508,956
Conversion of subscriptions to shares	23,277,000	51,631,054	(51,631,054)	-	-	-	-	-
Share issuance costs	-	(6,487,851)	-	-	1,412,138	-	-	(5,075,713)
Shares issued for exercise of warrants	101,041	158,918	-	-	-	-	-	158,918
Shares issued for exercise of stock options	213,279	881,576	-	-	(593,992)	-	-	287,584
Stock option expense	-	-	-	-	866,483	-	-	866,483
Equity portion of convertible promissory note	-	-	-	3,813,266	-	-	-	3,813,266
Fair value of replacement options (Note 9)	-	-	-	-	81,414	-	-	81,414
Cumulative translation adjustment	-	-	72,430	-	(2,570)	669,480	-	739,340
Loss for the period	-	-	-	-	-	-	(7,474,333)	(7,474,333)
March 31, 2023	143,147,021	262,302,903	-	3,813,266	17,981,991	6,199,704	(56,341,710)	233,956,154

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

enCore Energy Corp.
Notes to the Condensed Interim Consolidated Financial Statements Unaudited – Prepared by Management
For the three months ended March 31, 2023 and March 31, 2022

1.	Nature of operations and going concern

enCore Energy Corp. was incorporated on October 30, 2009 under the Laws of British Columbia, Canada. enCore Energy Corp., together with its subsidiaries (collectively referred to as the “Company” or “enCore”), is principally engaged in the acquisition, exploration, and development of uranium resource properties in the United States. The Company’s common shares trade on the TSX Venture Exchange and the NYSE American Market under the symbol “EU.” The Company’s corporate headquarters is located at 101 N Shoreline, Suite 450, Corpus Christi, TX 78401.

On September 14, 2022, the Company consolidated its issued and outstanding shares on a ratio of three old common shares for every one new post-consolidated common share (the “Share Consolidation”). All current and comparative references to the number of common shares, weighted average number of common shares, loss per share, stock options and warrants have been restated to give effect to this Share Consolidation.

These condensed interim consolidated financial statements (the “financial statements”) have been prepared assuming the Company will continue on a going-concern basis, which assumes that the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of operations. The Company has no source of operating cash flow and operations to date have been funded primarily from the issue of share capital. For the three months ended March 31, 2023, the Company reported a net loss of $7,474,333 (2022 - $4,014,701), had working capital of $15,894,314 (December 31, 2022 - $7,017,115), and an accumulated deficit of $56,341,710 (December 31, 2022 - $48,867,377). These financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and statement of financial position classifications that would be necessary were the going concern assumption not appropriate. Such adjustments could be material.

In March 2020, the World Health Organization declared the COVID-19 outbreak a global pandemic and the Company continues to evaluate the COVID-19 situation and monitor any impacts or any potential impacts to the business. enCore Energy Corp has implemented health and safety measures in accordance with the health officials and guidance from local government authorities. While the pandemic has had limited impact on the Company’s operations to date, future activities could be impacted as a result of the pandemic. As the COVID-19 health crisis continues, the Company will continue to rely on guidance and recommendations from local health authorities, Health Canada and the Centers for Disease Control and Prevention to update the Company’s policies.

Geopolitical uncertainty driven by the Russian invasion of Ukraine has led many governments and utility providers to re-examine supply chains and procurement strategies reliant on nuclear fuel supplies coming out of or through Russia. Sanctions, restrictions, and an inability to obtain insurance on cargo have contributed to transportation and other supply chain disruptions between producers and suppliers. As a result of this and coupled with multiple years of declining uranium production globally, uranium market fundamentals are shifting from an inventory driven market to one more driven by production.

Management estimates that it has adequate working capital to fund all of its planned activities for the next year. However, the Company’s long-term continued operations are dependent on its abilities to monetize assets or raise additional funding from loans, equity financings, or other arrangements. There is no assurance that future financing activities will be successful.

enCore Energy Corp.
Notes to the Condensed Interim Consolidated Financial Statements Unaudited – Prepared by Management
For the three months ended March 31, 2023 and March 31, 2022

2.	Significant accounting policies

Basis of presentation

These financial statements have been prepared in conformity with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, using the same accounting policies as detailed in the Company‘s annual audited consolidated financial statements for the year ended December 31, 2022, and do not include all the information required for full annual financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board ("IASB") and interpretations of the International Financial Reporting Interpretations Committee ("IFRIC"). It is suggested that these financial statements be read in conjunction with the annual audited consolidated financial statements.

These financial statements have been prepared on a historical cost basis except for certain financial instruments which are measured at fair value. All dollar amounts presented are in United States Dollars (“U.S. Dollars”) unless otherwise specified. In addition, these financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

These financial statements were approved for issuance by the audit committee of the Board of Directors on May 15, 2023.

Significant accounting policies

The accounting policies, estimates and critical judgments, methods of computation and presentation applied in these financial statements are consistent with those of the most recent annual audited consolidated financial statements and are those the Company expects to adopt in its financial statements for the year ended December 31, 2023. Accordingly, these financial statements should be read in conjunction with the Company’s most recent annual audited consolidated financial statements.

Foreign currency translation

These financial statements are presented in U.S. Dollars, unless otherwise specified. During the year ended December 31, 2022, the Company changed its presentation currency from Canadian Dollars to U.S. Dollars. The change in presentation currency is to improve investors’ ability to compare the Company’s financial results with other publicly traded businesses in the exploration industry.

The financial statements for the Company and each of its subsidiaries are prepared using their functional currencies, defined as the currency of the primary economic environment in which an entity operates. The functional currency of enCore Energy Corp. is the Canadian Dollar. The functional currency of the Company’s subsidiaries is the U.S. Dollar.

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the period-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

Exchange differences arising on the translation of monetary items or on settlement of monetary items are recognized in profit or loss in the period in which they arise, except where deferred in equity as a qualifying cash flow or net investment hedge. Exchange differences arising on the translation of non-monetary items are recognized in other comprehensive income (loss) in the consolidated statement of loss and comprehensive loss to the extent that gains and losses arising on those non-monetary items are also recognized in other comprehensive income (loss). Where the non-monetary gain or loss is recognized in profit or loss, the exchange component is also recognized in profit or loss.

On consolidation, the parent Company’s financial statements are translated into the presentation currency, being the U.S. Dollar. Assets and liabilities are translated at the period-end exchange rate. Income and expenses are translated at the average exchange rate for the period in which they arise. Exchange differences are recognized in other comprehensive income (loss) as a separate component of equity.

enCore Energy Corp.
Notes to the Condensed Interim Consolidated Financial Statements Unaudited – Prepared by Management
For the three months ended March 31, 2023 and March 31, 2022

2.	Significant accounting policies (continued)

Basis of consolidation

These financial statements incorporate the financial statements of the Company and its controlled subsidiaries. Control is defined as the exposure, or rights, to variable returns from involvement with an investee and the ability to affect those returns through power over the investee. Power over an investee exists when an investor has existing rights that give it the ability to direct the activities that significantly affect the investee’s returns. This control is generally evidenced through owning more than 50% of the voting rights or currently exercisable potential voting rights of a Company’s share capital. All significant intercompany transactions and balances have been eliminated.

These consolidated financial statements include the financial statements of the Company and its significant subsidiaries listed in the following table:

Name of Subsidary	Place of Incorporation	Ownership Interest	Principal Activity	Functional Currency
Tigris Uranium US Corp.	Nevada, USA	100%	Mineral Exploration	USD
Metamin Enterprises US Inc.	Nevada, USA	100%	Mineral Exploration	USD
URI, Inc.	Delaware, USA	100%	Mineral Exploration	USD
Neutron Energy, Inc.	Nevada, USA	100%	Mineral Exploration	USD
Uranco, Inc.	Delaware, USA	100%	Mineral Exploration	USD
Uranium Resources, Inc.	Delaware, USA	100%	Mineral Exploration	USD
HRI-Churchrock, Inc.	Delaware, USA	100%	Mineral Exploration	USD
Hydro Restoration Corp. (*)	Delaware, USA	N/A	Mineral Exploration	USD
Belt Line Resources, Inc. (*)	Texas, USA	N/A	Mineral Exploration	USD
enCore Energy US Corp.	Nevada, USA	100%	Holding Company	USD
Azarga Uranium Corp.	British Columbia, CA	100%	Mineral Exploration	USD
Powertech (USA) Inc.	South Dakota, USA	100%	Mineral Exploration	USD
URZ Energy Corp.	British Columbia, CA	100%	Mineral Exploration	USD
Ucolo Exploration Corp.	Utah, USA	100%	Mineral Exploration	USD
enCore Alta Mesa LLC	Texas, USA	100%	Mineral Exploration	USD
Leoncito Plant, LLC	Texas, USA	100%	Mineral Exploration	USD
Leoncito Restoration, LLC	Texas, USA	100%	Mineral Exploration	USD
Leoncito Project, LLC	Texas, USA	100%	Mineral Exploration	USD
Azarga Resources Limited	British Virgin Islands	100%	Mineral Exploration	USD
Azarga Resources (Hong Kong) Ltd.	Hong Kong	100%	Mineral Exploration	USD
Azarga Resources USA Company	Colorado, USA	100%	Mineral Exploration	USD
Azarga Resources Canada Ltd.	British Columbia, CA	100%	Mineral Exploration	USD

* Hydro Restoration Corp. and Belt Line Resources, Inc. were divested subsequent to the period ended March 31, 2023 (Note 19(a)).

Newly adopted accounting standards and interpretations

Effective for annual reporting periods beginning on or after January 1, 2023, the Company adopted the following amendments:

Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2) – the amendments require that an entity discloses its material accounting policies, instead of its significant accounting policies. Further amendments explain how an entity can identify a material accounting policy.

enCore Energy Corp.
Notes to the Condensed Interim Consolidated Financial Statements Unaudited – Prepared by Management
For the three months ended March 31, 2023 and March 31, 2022

2.	Significant accounting policies (continued)

Newly adopted accounting standards and interpretations (continued)

Definition of Accounting Estimates (Amendments to IAS 8) – the amendments replace the definition of a change in accounting estimates with a definition of accounting estimates. Under the new definition, accounting estimates are “monetary amounts in financial statements that are subject to measurement uncertainty.” Entities develop accounting estimates if accounting policies require items in financial statements to be measured in a way that involves measurement uncertainty. The amendments clarify that a change in accounting estimate that results from new information or new developments is not the correction of an error.

The adoption of these amendments did not have a material impact on the results of its operations and financial position.

3.	Investment in associate

Group 11 Technologies Inc.

During the year ended December 31, 2020, the Company acquired 12,000,000 shares of Group 11 Technologies Inc. (“Group 11”), a US-based technology firm, representing 40% of the issued and outstanding shares of Group 11. The Company advanced $750,000 in accordance with the Letter of Intent with EnviroLeach Technologies Inc. and Golden Predator Mining Corp. to establish Group 11. The Company has determined that it exercises significant influence over Group 11 and accounts for this investment using the equity method. During the year ended December 31, 2021, Group 11 completed a private placement financing, resulting in the issuance of additional shares and a dilution of the Company’s ownership in the associate to 34.46%. During the year ended December 31, 2022, Group 11 issued additional shares resulting in the dilution of the Company’s ownership in the associate to 33.71%.

As of December 31, 2022 and March 31, 2023, Group 11 has severely constrained its activities as financing is unavailable in its market. The Company has determined its investment to be unrecoverable and wrote off the balance of its investment as at December 31, 2022.

A summary of the Company’s investment in Group 11 is as follows:

Investment in associate $

Balance, December 31, 2021	564,340

Adjustments to carrying value:
Proportionate share of net loss through June 30, 2022	(143,286)
Adjustment to investment in Group 11 through June 30, 2022	15,675
Write-off of investment	(443,614)
Currency translation adjustment	6,885
Balance, December 31, 2022 and March 31, 2023	-

A summary of the financial information of Group 11 was as follows:

	Assets	Liabilities	Revenues	Expenses
	$	$	$	$
Year ended December 31, 2022
Current	609,704	39,259	-	-
Non-current	729,261	-	-	-
Loss from operating expenses	-	-	-	(415,769)
	1,338,965	39,259	-	(415,769)

The Company’s percentage ownership				33.71%

enCore Energy Corp.
Notes to the Condensed Interim Consolidated Financial Statements Unaudited – Prepared by Management
For the three months ended March 31, 2023 and March 31, 2022

4.	Investment in uranium

During the year ended December 31, 2021, the Company entered into purchase agreements to acquire a total of 300,000 pounds of physical uranium as U3O8 for a total of $9,076,000 including associated expenses to be held as a long-term investment.

During the year ended December 31, 2021, the Company sold 200,000 pounds of physical uranium as U3O8 for gross proceeds of $6,975,000 and a gain of $524,075.

During the year ended December 31, 2022, the Company sold 100,000 pounds of physical uranium as U3O8 for gross proceeds of $4,245,000 and a gain of $35,000.

On January 13, 2023 the Company purchased 100,000 pounds of uranium pursuant to an agreement dated December 15, 2022 with an arm’s length party for total consideration of $5,922,500 ($59.225/pound).

On January 16, 2023 the Company sold 100,000 pounds of uranium for $70.50 per pound ($7,023,000) pursuant to a contract with the United States government awarded to the Company in December 2022.

On March 31, 2023 the Company purchased 200,000 pounds of uranium pursuant to an agreement dated February 15, 2022 with an arm’s length party for total consideration of $8,750,000 ($43.75/pound). The contract required an initial payment of $2,000,000, which was paid in March 2022, and a final payment of $6,750,000 paid on March 31, 2023.

Investments in uranium are categorized in Level 2 of the fair value hierarchy (Note 17).

The following table summarizes the fair value of the physical uranium investment:

Investment in uranium
$
Balance, December 31, 2021	4,210,000

Sale of uranium investment	(4,245,000)
Gain on sale of uranium	35,000
Balance, December 31, 2022	-

Investment in uranium	14,672,500
Sale of uranium investment	(7,023,000)
Gain on sale of uranium	1,100,500
Balance, March 31, 2023	8,750,000

Deposits on uranium investment:

On August 4, 2022, the Company entered into a Uranium Concentrates purchase Agreement with an arm’s length party whereby the Company will purchase 100,000 pounds of uranium concentrate from the seller for total consideration of $4,900,000 ($49.00/pound). The contract required an initial payment of $1,000,000, which was paid in August 2022, and will require a final payment of $3,900,000 two days prior to the delivery date, which shall occur between May 1, 2023 and August 31, 2023.

	Purchase Commitments in Pounds	Total Purchase Price
Fiscal 2023	100,000	$4,900,000
Fiscal 2024	-	-
Fiscal 2025	-	-
Fiscal 2026	-	-
Fiscal 2027	-	-

enCore Energy Corp.
Notes to the Condensed Interim Consolidated Financial Statements Unaudited – Prepared by Management
For the three months ended March 31, 2023 and March 31, 2022

5.	Marketable securities

In May 2022, the Company divested of Cibola Resources, LLC to Elephant Capital (“Elephant”) pursuant to a Share Purchase Agreement whereby the Company received consideration in the form of 11,308,250 common shares with a market value of $0.27 per share. Elephant was subsequently acquired by Evolving Gold Corp., who renamed themselves American Future Fuel Corp. (“AFFC”). Accordingly, the 11,308,250 shares of Elephant were converted to 11,308,250 shares of AFFC (CSE: AMPS).

The cost base of the Company’s shareholdings is $3,085,965. In accordance with the Company’s significant accounting policy, the common shares are classified as FVTPL, with gains/losses being recognized to the consolidated statements of loss and comprehensive loss.

As of December 31, 2022 and March 31, 2023, 9,046,600 of the shares held are free trading (the “Trading Shares”) or will become free trading within the next 12 months. These shares have been classified as a current asset on the consolidated statements of financial position, due to the Company’s ability to liquidate those shareholdings within the next 12 months. These shares are carried at a fair value of $2,673,938 ($0.296 per share) (December 31, 2022 - $3,139,325 ($0.35 per share)).

The remaining 2,261,650 shares (the “Released Shares”) are presented as a non-current asset due to the fact that the escrow provisions restrict the Company’s ability to dispose of the Released Shares within the next 12 months and are carried at a fair value of $668,484 ($0.296 per share) (December 31, 2022 - $784,832 ($0.35 per share)).

In October 2022, the Company received 80,000 common shares of Uravan Minerals, Inc. (“Uravan”) with a market value of $0.12 per share pursuant to its previous agreement with Prime Fuels Corp. (“PFC”) to divest of the Company’s LS mining claims. The agreement required that PFC pay to the Company 10% of any consideration PFC received upon sale, transfer, or exchange to a third party. Uravan acquired PFC and all of the mineral claims on October 28, 2022. The cost base of the Company’s shareholdings was $9,530. The shares have been classified as a current asset on the condensed interim consolidated statements of financial position, due to the Company’s ability to liquidate those shareholdings within the next 12 months. These shares are carried at a fair value of $26,602 ($0.33 per share) (December 31, 2022 - $23,036 ($0.30 per share)).

The following table summarizes the fair value of the Company’s marketable securities at March 31, 2023:

	Marketable securities (current)	Marketable securities (non-current)	Total
	$	$	$
Balance, December 31, 2021	-	-	-

Additions	2,443,094	608,391	3,051,485
Fair value adjustments	848,814	208,592	1,057,406
Currency translation adjustment	(129,547)	(32,151)	(161,698)
Balance, December 31, 2022	3,162,361	784,832	3,947,193

Fair value adjustments	(464,667)	(117,054)	(581,721)
Currency translation adjustment	2,845	706	3,551
Balance, March 31, 2023	2,700,539	668,484	3,369,023

enCore Energy Corp.
Notes to the Condensed Interim Consolidated Financial Statements Unaudited – Prepared by Management
For the three months ended March 31, 2023 and March 31, 2022

6.	Intangible assets

In 2018, the Company acquired access to certain uranium exploration data from VANE Minerals (US) LLC (“VANE”). In exchange the Company issued 3,000,000 common shares at a fair value of $264,096 and granted VANE certain back-in rights for any projects developed from the use of the data. The primary term of the agreement is five years, and it may be renewed by the Company by written notice for three successive renewal periods of three years each. Thus, the intangible asset has been determined to have a life of 14 years.

In 2020, for $67,251 the Company permanently acquired certain electronic data pertaining to properties and geology in South Texas from Signal Equities, LLC. The intangible asset was determined to have an indefinite life and therefore is not being amortized but reviewed for impairment annually and more frequently if required.

In 2020, the Company permanently acquired the Grants Mineral Belt database through its asset acquisition with Westwater Resources, Inc. The intangible asset was determined to have an indefinite life and therefore is not being amortized but reviewed for impairment annually and more frequently if required.

In 2021, the Company permanently acquired additional borehole logs for the Grants Mineral Belt property for $17,500. The intangible asset was determined to have an indefinite life and therefore is not being amortized but reviewed for impairment annually or more frequently if required.

In 2022, the Company acquired access to the Getty Minerals Database from Platoro West Incorporated for $55,500 (Note 15). The intangible asset was determined to have an indefinite life and therefore is not being amortized but reviewed for impairment annually and more frequently if required.

The change in the intangible assets during the year ended December 31, 2022 and the three months ended March 31, 2023 was as follows:

	VANE Agreement $	Getty Database $	Signal Equities Database $	Grants Mineral Belt Database $	Total $
Balance, December 31, 2021	207,504	-	67,251	217,241	491,996
Additions	-	55,500	-	-	55,500
Amortization	(19,764)	-	-	-	(19,764)
Currency translation adjustment	900	(350)	-	-	550
Balance, December 31, 2022	188,640	55,150	67,251	217,241	528,282
Amortization	(4,753)	-	-	-	(4,753)
Currency translation adjustment	1,374	(2,127)	(655)	(1,272)	(2,680)
Balance, March 31, 2023	185,261	53,023	66,596	215,969	520,849

enCore Energy Corp.
Notes to the Condensed Interim Consolidated Financial Statements Unaudited – Prepared by Management
For the three months ended March 31, 2023 and March 31, 2022

7.	Property, plant, and equipment

	Uranium plants $	Other property and equipment $	Furniture $	Buildings $	Software $	Total $
Balance, December 31, 2021	1,309,515	214,748	16,470	62,946	-	1,603,679
Additions	758,747	172,198	8,507	-	60,135	999,587
Disposals	-	-	-	-	-	-
Depreciation	(162,208)	(78,646)	(4,377)	(2,316)	(21,298)	(268,845)
Impairment	-	-	-	-	-	-
Currency translation adjustment	-	-	-	-	-	-
Balance, December 31, 2022	1,906,054	308,300	20,600	60,630	38,837	2,334,421
Additions	5,244,922	1,131,013	79,005	118,970	-	6,573,910
Disposals	-	-	-	-	-	-
Depreciation	(104,196)	(60,978)	(4,710)	(2,170)	(3,308)	(175,362)
Impairment	-	-	-	-	-	-
Currency translation adjustment	-	(1,201)	(1,211)	-	(1,496)	(3,908)
Balance, March 31, 2023	7,046,780	1,377,134	93,684	177,430	34,033	8,729,061

8.	Right-of-use assets

The Company had a contractual arrangement to lease a copier through August 8, 2022.

In 2021, the Company entered a contractual agreement to lease office space in Corpus Christi, Texas through June 30, 2025. The terms of the lease call for a monthly lease payment of $5,417. The Company recorded a right-of use (“ROU”) asset based on the corresponding lease obligation of $221,139 on July 1, 2021. When measuring the present value of lease obligations, the remaining lease payments were discounted using the estimated borrowing rate of 7%.

In 2021, the Company acquired a contractual agreement to lease additional office space in Vancouver, B.C. through July 10, 2023. The terms of the lease call for a monthly payment of $4,068 CAD. The Company recorded a ROU asset based on that corresponding lease obligation of $45,444. When measuring the present value of lease obligations, the Company discounted the remaining lease payments using the estimated borrowing rate of 7%.

In 2022, the Company entered a contractual agreement to lease office space in Corpus Christi, Texas through August 31, 2024. The terms of the lease call for a monthly lease payment of $1,640. The Company recorded a ROU asset based on the corresponding lease obligation of $34,898 on September 1, 2022. When measuring the present value of lease obligations, the remaining lease payments were discounted using the Company’s estimated borrowing rate of 7%.

enCore Energy Corp.
Notes to the Condensed Interim Consolidated Financial Statements Unaudited – Prepared by Management
For the three months ended March 31, 2023 and March 31, 2022

8.	Right-of-use assets (continued)

The change in the ROU assets during the year ended December 31, 2022 and the three months ended March 31, 2023 was as follows:

	Leased copier $	Leased offices $	Total $
Balance, December 31, 2021	3,416	241,148	244,564
Additions	-	34,898	34,898
Depreciation	(3,416)	(88,311)	(91,727)
Currency translation adjustment	-	(2,121)	(2,121)
Balance, December 31, 2022	-	185,614	185,614
Additions	-	39,717	39,717
Depreciation	-	(27,065)	(27,065)
Currency translation adjustment	-	(11,446)	(11,446)
Balance, March 31, 2023	-	186,820	186,820

The change in the long-term lease liability during the year ended December 31, 2022 and the three months ended March 31, 2023 was as follows:

	Leased copier $	Leased offices $	Total $
Balance, December 31, 2021	3,416	246,093	249,509
Additions	-	34,898	34,898
Accretion	77	15,157	15,234
Lease payments made	(3,493)	(103,953)	(107,446)
Currency translation adjustment	-	(11,767)	(11,767)
Balance, December 31, 2022	-	180,428	180,428
Less: current lease liability	-	(84,262)	(84,262)
Balance (long-term), December 31, 2022	-	96,166	96,166
Additions	-	39,717	39,717
Accretion	-	4,516	4,516
Lease payments made	-	(31,333)	(31,333)
Currency translation adjustment	-	122	122
Balance, March 31, 2023	-	193,450	193,450
Less: current lease liability	-	(93,652)	(93,652)
Balance (long-term), March 31, 2023	-	99,798	99,798

As of March 31, 2023, the undiscounted future lease payments are as follows:

Year	$
2023	111,834
2024	114,496
2025	50,687
Total	277,017

enCore Energy Corp.
Notes to the Condensed Interim Consolidated Financial Statements Unaudited – Prepared by Management
For the three months ended March 31, 2023 and March 31, 2022

9.	Asset acquisition

In November 2022, the Company, and Energy Fuels, Inc (“Energy Fuels”) entered into a Definitive Agreement. Pursuant to the terms and subject to the conditions in the Definitive Agreement, on February 14, 2023, the Company acquired the Alta Mesa In-Situ Recovery uranium project (“Alta Mesa”).

The aggregate amount of the total consideration was $120,574,541 calculated by taking into account: a cash payment of $60,000,000, the issuance of a $60,000,000 secured vendor takeback convertible promissory note, the issuance of 44,681 enCore stock options (the “Replacement Options”) in replacement of options held by Energy Fuels option holders, valued at $81,414 using the Black-Scholes option pricing model, and total transaction costs of $493,127 associated with the Arrangement.

The transaction did not qualify as a business combination according to the definition in IFRS 3 Business Combinations, accordingly, it has been accounted for as an asset acquisition with the purchase price being allocated based on the estimated fair value of the assets and liabilities summarized as follows:

Consideration	$
Cash	60,000,000
Convertible promissory note	60,000,000
Fair value of replacement options	81,414
Transaction costs	493,127
Total consideration value	120,574,541

Net assets acquired	$
Prepaids	42,374
Property, plant, and equipment	6,111,000
Mineral properties	120,196,484
Asset retirement obligations	(5,488,969)
Accounts payable and accrued liabilities	(286,348)
Total net assets acquired	120,574,541

The value of the replacement options has been derived using the Black-Scholes option pricing model. The weighted average assumptions used in the Black-Scholes option pricing model are as follows:

Weighted Average
Exercise Price	3.10
Share price	3.20
Discount Rate	3.39%
Expected life (years)	5.00
Volatility	99.48%

Fair value of replacement options (CAD per option):	$2.43

The fair value of the Replacement Options is based on the issuance of 44,681 options with a fair value of $108,636 CAD ($81,414).

enCore Energy Corp.
Notes to the Condensed Interim Consolidated Financial Statements Unaudited – Prepared by Management
For the three months ended March 31, 2023 and March 31, 2022

10.	Mineral properties

	Arizona $	Colorado $	New Mexico $	South Dakota $	Texas $	Utah $	Wyoming $	Total $
Balance, December 31, 2021	900,719	619,902	4,395,821	85,667,921	1,455,206	1,804,283	41,235,727	136,079,579

Exploration costs:
Drilling	-	-	-	-	-	-	-	-
Acquisition, maintenance and lease fees	734	-	152,700	-	571,135	-	6,270	730,839
Permitting & Licensing	-	-	-	51,697	71,568	-	4,419	127,684
Personnel	-	5,658	-	138,024	-	11,158	106,190	261,030
Recoveries	-	-	-	-	-	(2,000)	(20,000)	(22,000)
Resource review	30,224	-	29,358	-	40,777	-	-	100,359
Divestment:
Divestment of mineral interest	-	-	-	-	-	-	-	-
Assets held for sale	-	-	-	-	-	-	-	-
Project development costs:
Construction of wellfields	-	-	-	-	-	-	-	-
Drilling	-	-	-	-	536,616	-	-	536,616
Personnel	-	-	-	-	-	-	-	-
Balance, March 31, 2022	931,677	625,560	4,577,879	85,857,642	2,675,302	1,813,441	41,332,606	137,814,107

Balance, December 31, 2022	775,754	578,243	4,905,348	86,220,848	9,144,069	1,840,362	41,754,462	145,219,086
Exploration costs:
Drilling	-	-	-	-	16,650	-	-	16,650
Acquisition, maintenance and lease fees	-	-	2,927	2,220	120,196,484	15,335	41,275	120,258,241
Permitting & Licensing	-	2,922	-	32,521	396,535	1,080	-	433,058
Personnel	-	-	-	20,464	123,908	-	2,688	147,060
Recoveries	-	-	-	-	-	(2,000)	-	(2,000)
Resource review	-	-	-	-	-	-	-	-
Divestment:								-
Divestment of mineral interest	-	-	-	-	-	-	-	-
Assets held for sale	-	-	-	-	-	-	-	-
Project development costs:								-
Construction of wellfields	-	-	-	-	954,716	-	-	954,716
Drilling	-	-	-	-	46,752	-	-	46,752
Personnel	-	-	-	-	214,167	-	-	214,167
Balance, March 31, 2023	775,754	581,165	4,908,275	86,276,053	131,093,281	1,854,777	41,798,425	267,287,730

enCore Energy Corp.
Notes to the Condensed Interim Consolidated Financial Statements Unaudited – Prepared by Management
For the three months ended March 31, 2023 and March 31, 2022

10.	Mineral properties (continued)

Assets Held for Sale

On November 3, 2022, the Company entered into an agreement to sell its subsidiaries Beltline Resources, Inc. and Hydro Restoration Corporation. This transaction closed on April 1, 2023 (Note 19(a)).

Arizona

Moonshine Springs

The Moonshine Springs project is located in Mohave County, Arizona.

On April 1, 2023, this project was sold to Nuclear Fuels, Inc. (Note 19(a)).

Other Arizona Properties

The Company owns or controls three Arizona State mineral leases and 467 unpatented federal lode mining claims covering more than 10,000 acres in the northern Arizona strip district. As at March 31, 2023, the Company holds cash bonds for $88,500 (December 31, 2022 - $88,500) with the Bureau of Land Management.

Colorado

Centennial

The Centennial Uranium Project is located in Colorado. In 2006, the Company entered into an option agreement to purchase uranium rights on certain areas of the Centennial Project for consideration of $1,895,000 plus contingent payments of $3,165,000. Pursuant to the agreement, the contingent payments are payable upon receipt of regulatory permits and licenses allowing uranium production. If the Company does not obtain such permits and licenses by September 27, 2019, the uranium rights, at the option of the seller, can be transferred back to the seller. To date, the Company has neither obtained the required permits and licenses, nor has it been able to renegotiate the option agreement. The Company is attempting to renegotiate the option agreement and the seller has not exercised its option to have the uranium rights transferred back.

New Mexico

Nose Rock, & Treeline

The Nose Rock Project is located in McKinley County, New Mexico, on the northern edge of the Grants Uranium District.

The Treeline project is located west-northwest of Albuquerque, in McKinley and Cibola Counties, Grants Uranium District, New Mexico.

During the year ended December 31, 2021, the Company divested of certain components of the mineral interests, totaling 2,880 acres.

Marquez - Juan Tafoya

The Marquez-Juan Tafoya project is located in McKinley and Sandoval counties of New Mexico.

McKinley, Crownpoint and Hosta Butte

The Company owns a 100% interest in the McKinley properties and a 60% - 100% interest in the adjacent Crownpoint and Hosta Butte properties, all of which are located in McKinley County, New Mexico. The Company holds a 60% interest in a portion of a certain section at Crownpoint. The Company owns a 100% interest in the rest of the Crownpoint and Hosta Butte project area, subject to a 3% gross profit royalty on uranium produced.

enCore Energy Corp.
Notes to the Condensed Interim Consolidated Financial Statements Unaudited – Prepared by Management
For the three months ended March 31, 2023 and March 31, 2022

10.	Mineral properties (continued)

Cebolletta

The Cebolletta project is situated in the eastern portion of Cibola County, New Mexico. The lands that comprise the Cebolleta uranium project are owned in fee by La Merced del Pueblo de Cebolleta [the “Cebolleta Land Grant” (CLG)].

On May 24, 2022, the Company divested of the Cebolletta mineral property via its sale of Cibola Resources, LLC to Elephant (Note 5) pursuant to a Share Purchase Agreement dated August 27, 2021. Consideration received in the transaction included $250,000 and 11,308,250 shares of Elephant with a fair value of $3,085,965. The asset had a book value of $1,741,064 at the transaction date, resulting in a gain on disposal of subsidiary of $1,594,901.

West Largo

The West Largo Project is near the north-central edge of the Grants Mineral Belt in McKinley County, New Mexico.

Other New Mexico Properties

The Company holds mineral properties in the “checkerboard” area located primarily in McKinley County in northwestern New Mexico.

In January 2022, the Company divested approximately 808 acres of fee mineral interest to Ambrosia Solar, LLC (“Ambrosia”). The assets, having no net book value at the transaction date, resulted in a gain on disposal of the mineral interests of $48,480 recorded on the Company’s condensed interim consolidated statements of loss and comprehensive loss. Under the agreement, Ambrosia retains the right to acquire the uranium mineral rights associated with the property by quit claim deed to be furnished by the Company. During the three months ended March 31, 2023, Ambrosia elected to exercise its right to extend the option through January 14, 2024 for an additional payment of $24,240 received in January 2023.

South Dakota

Dewey-Burdock

The Dewey-Burdock Project is an in-situ recovery uranium project located in the Edgemont uranium district in South Dakota.

Texas

Kingsville Dome

The Kingsville Dome project is located in Kleberg County, Texas on land owned by the Company. A Central Processing Plant at the site has been on standby since 2009.

Rosita

The Rosita Project is located in Duval County, Texas on land owned by the Company.

Upper Spring Creek

The Upper Spring Creek Project is located in Live Oak and Bee counties in Texas.

Butler Ranch

The Butler Ranch Exploration project is located in Karnes County, Texas.

Alta Mesa Project

The Alta Mesa Project is located in Brooks County, Texas. A Central Processing Plant at the site has been on standby since 2013.

enCore Energy Corp.
Notes to the Condensed Interim Consolidated Financial Statements Unaudited – Prepared by Management
For the three months ended March 31, 2023 and March 31, 2022

10.	Mineral properties (continued)

Utah

Ticaboo

The Company owns three portions of a claim block located in Shootaring Canyon, Utah. The Company has a federal Plan of Operation and State of Utah approval for processing of the assets.

Other Utah Properties

The Company owns various mining claims throughout Utah, as well as its Cedar Mountain project located northwest of the White Mesa Mill in Blanding County, Utah.

In March 2021, the Geitus, Blue Jay and Marcy Look properties were transferred to Kimmerle Mining LLC. $Nil consideration was received in the transaction and a loss on the disposal of these mineral rights was recorded in the amount of $195,514.

In June 2022, the Company divested of its mineral interests in the Lisbon Valley to PFC. As consideration of the transaction the Company was granted a 2.0% NSR royalty. Additionally, pursuant to the purchase agreement dated June 20, 2022, should PFC sell, transfer or exchange the property or all of its shares to a third party, the Company shall receive 5% of the consideration that PFC receives for the lease, license, loan or sale of the property or the shares of PFC to any third party. In October 2022, PFC and these mineral interests were acquired by Uravan resulting in the Company’s receipt of 80,000 shares of Uravan with a fair value of $9,153 (Note 5). The asset had a net book value of $28,485 at the transaction date, resulting in a loss on disposal of the mineral interests of $19,332.

Also in June 2022, the Company divested of a portion of its mineral interests in the JB Claims, to PFC. As consideration for the transaction, the Company was granted a 2.0% NSR royalty. Additionally, pursuant to the purchase agreement dated June 20, 2022, should PFC sell, transfer or exchange the property or all of its shares to a third party, the Company shall receive 5% of the consideration that PFC receives for the lease, license, loan or sale of the property or the shares of PFC to any third party. The asset had no net book value at the transaction date, resulting in no recognition of a gain or loss on disposal.

Wyoming

Gas Hills

The Gas Hills Project is located in the historic Gas Hills uranium district 45 miles east of Riverton, Wyoming.

Bootheel

The Bootheel uranium project is located in Albany County, Wyoming.

On April 1, 2023, this project was sold to Nuclear Fuels, Inc. (Note 19(a)).

Dewey Terrace

The Dewey Terrace Project is located in Weston and Niobrara Counties of Wyoming. The project is located immediately adjacent to the Company’s NRC licensed Dewey-Burdock Project along the Wyoming-South Dakota state line.

Juniper Ridge

The Juniper Ridge Project is located in the southwest portion of Wyoming, a few miles west of the town of Baggs.

Kaycee

The Kaycee uranium project is located in Johnson County, Wyoming.

On April 1, 2023, this project was sold to Nuclear Fuels, Inc. (Note 19(a)).

enCore Energy Corp.
Notes to the Condensed Interim Consolidated Financial Statements Unaudited – Prepared by Management
For the three months ended March 31, 2023 and March 31, 2022

11.	Asset retirement obligations

The Company is obligated by various federal and state mining laws and regulations which require the Company to reclaim surface areas and restore underground water quality for certain assets in Texas, Wyoming, Utah and Colorado. These projects must be returned to the pre-existing or background average quality after completion of mining.

Annually, the Company updates these reclamation provisions based on cash flow estimates, and changes in regulatory requirements and settlements. This review may result in an adjustment to the asset retirement obligations in addition to the outstanding liability balance. The Company used an inflation factor of 2.5% per year and a discount rate of 11% in estimating the present value of its future cash flows.

The asset retirement obligations balance consists of:

	March 31, 2023 $	December 31, 2022 $
Kingsville	3,238,550	3,151,875
Rosita	1,327,019	1,298,397
Vasquez	35,217	34,274
Alta Mesa	5,566,491	-
Centennial	168,806	168,806
Gas Hills	63,000	63,000
Ticaboo	36,000	36,000
Asset retirement obligations	10,435,083	4,752,352

The asset retirement obligations continuity summary is as follows:

Asset retirement obligation	$
Balance, December 31, 2021	4,176,493

Accretion	429,956
Settlement	(11,324)
Adjustments	157,227
Balance, December 31, 2022	4,752,352

Additions (Note 9)	5,488,969
Accretion	200,847
Settlement	(7,085)
Balance, March 31, 2023	10,435,083

enCore Energy Corp.
Notes to the Condensed Interim Consolidated Financial Statements Unaudited – Prepared by Management
For the three months ended March 31, 2023 and March 31, 2022

12.	Sales contracts

On December 31, 2020, through an asset acquisition from Westwater Resources, Inc. the Company acquired an agreement with UG USA, Inc. (“UG”). The contract provided for delivery of one-half of the Company’s actual production, for a total of 3,000,000 pounds U3O8, from its properties in Texas at discounted spot market prices. In August 2021, the Company and UG agreed to terminate this agreement for a cancellation fee of $2,750,000, which was paid by the Company to UG on January 15, 2022.

In July 2021, the Company entered into a new uranium supply contract with UG. Pursuant to the agreement, UG will purchase U3O8 from the Company for up to 2,000,000 pounds U3O8 from 2023 through 2027. The sales price under the new agreement will continue to be tied to spot market pricing.

In December 2021, the Company entered into a new uranium supply contract. Pursuant to the agreement, a large utility will purchase U3O8 from the Company for up to 1,300,000 pounds from 2024 through 2030. The sales price under the agreement will be tied to spot market pricing with a ceiling price significantly higher than spot market price at the time of the agreement.

In June 2022, the Company entered into a new uranium supply contract. Pursuant to the agreement, a domestic utility will purchase U3O8 from the Company for up to 600,000 pounds commencing in 2025. The sales price will be market based with a floor price and an inflation adjusted ceiling price.

In December 2022, the Company was awarded a contract to sell 100,000 pounds of uranium concentrates to the United States Government at a price of $70.50 per pound.

In February of 2023, the Company secured an additional sales contract with a Fortune 500 listed United States Utility. The agreement commences in 2027 and covers firm deliveries of 650,000 pounds of uranium with an option to acquire up to 400,000 additional pounds under a two-year extended term. The agreement is based on market pricing with a floor price and an inflation adjusted ceiling price.

As of March 31, 2023, uranium sales contracts over the next five years are as follows:

Sales Commitments in Pounds
Fiscal 2023	400,000
Fiscal 2024	600,000
Fiscal 2025	700,000
Fiscal 2026	700,000
Fiscal 2027	650,000

enCore Energy Corp.
Notes to the Condensed Interim Consolidated Financial Statements Unaudited – Prepared by Management
For the three months ended March 31, 2023 and March 31, 2022

13.	Share capital

The authorized share capital of the Company consists of an unlimited number of common and preferred shares without par value.

During the three months ended March 31, 2023, the Company issued:

i)	10,615,650 units for a public offering at a price of CAD $3.25 per unit for gross proceeds of CAD $34,500,863 ($25,508,956). Each unit consisted of one common share and one-half share purchase warrant. Each whole warrant entitles the holder to purchase one additional share at a price of CAD $4.05 for a period of three years. The Company paid commissions of CAD $2,030,012 ($1,500,933) and other cash issuance costs of CAD $529,000 ($391,127).

ii)	23,277,000 subscription receipts issued December 6, 2022 at a price of CAD $3.00 per Subscription Receipt were converted into units comprised of one common share of enCore and one share purchase warrant. Each warrant entitles the holder to purchase one additional share at a price of CAD $3.75 for a period of three years. The Company paid commissions of CAD $4,074,600 ($3,012,643), other cash issuance costs of CAD $231,291 ($171,010) and issued 1,350,000 finders’ warrants with a fair value of CAD $1,909,916 ($1,412,138). 1,066,500 of the finder’s warrants are exercisable into one common share of the Company at a price of CAD $3.91 for 27 months from closing; 283,500 of the finder’s warrants are exercisable into one common share of the Company at a price of CAD $3.25 for 27 months from closing.

iii)	101,041 common shares were issued on the exercise of warrants, for gross proceeds of $158,918.

iv)	213,279 common shares were issued on the exercise of stock options, for gross proceeds of $881,576. In connection with the stock options exercised, the Company reclassified $593,992 from contributed surplus to share capital.

During the three months ended March 31, 2022, the Company issued:

i)	6,535,947 units through a “bought deal” prospectus offering at a price of CAD $4.59 per unit, for gross proceeds of CAD $30,000,000 ($23,057,411). Each unit consisted of one common share and one-half share purchase warrant. Each whole warrant entitles the holder to purchase one additional share at a price of CAD $6.00 for a period of two years. The Company paid commissions of CAD $1,612,500 ($1,239,336), other cash issuance costs of CAD $305,159 ($234,539) and issued 351,307 finders’ warrants with a fair value of CAD $874,785 ($672,343). The finder’s warrants are exercisable into one common share of the Company at a price of CAD $4.59 for two years from closing;

ii)	248,448 common shares were issued on the exercise of warrants, for gross proceeds of $365,731;

iii)	51,042 common shares were issued on the exercised of stock options, for gross proceeds of $14,887. In connection with the stock options exercised, the Company reclassified $3,492 from contributed surplus and credited share capital; and

iv)	193,348 common shares for the settlement and compensation for services received in relation to the Company’s acquisition of Azarga Uranium Corporation during the year ended December 31, 2021.

Stock options

The Company has adopted a Stock Option Plan (the “Plan”) under which it is authorized to grant options to Officers, Directors, employees and consultants enabling them to acquire common shares of the Company. The number of shares reserved for issuance under the Plan cannot exceed 10% of the outstanding common shares at the time of the grant. The options can be granted for a maximum of five years and vest as determined by the Board of Directors.

enCore Energy Corp.
Notes to the Condensed Interim Consolidated Financial Statements Unaudited – Prepared by Management
For the three months ended March 31, 2023 and March 31, 2022

13.	Share capital (continued)

Stock options (continued)

The Company’s stock options outstanding at March 31, 2023 and December 31, 2022, and the changes for the period/year then ended, are as follows:

	Period ended March 31, 2023		Year ended December 31, 2021
		Weighted average		Weighted average
	Options	exercise price	Options	exercise price
	#	CAD $	#	CAD $
Options outstanding, beginning of period/year	7,235,648	2.53	5,272,294	1.42
Granted	69,681	3.20	3,107,501	4.10
Exercised	(213,279)	1.82	(1,016,439)	1.51
Forfeited/expired	(75,312)	2.41	(127,708)	3.60
Options outstanding, end of period/year	7,016,738	2.55	7,235,648	2.53
Options exercisable, end of period/year	5,254,813	2.05	4,928,147	1.79

As of March 31, 2023, stock options outstanding were as follows:

		Options Outstanding March 31, 2023		Options Exercisable March 31, 2023
		Weighted average	Weighted average		Weighted
Option price per share	Options	remaining life	exercise price	Options	average exercise price
	#	(years)	CAD $	#	CAD $
$0.18 - 1.92	3,185,519	0.76	$0.80	3,185,519	$0.80
$2.40 - 3.78	3,358,718	1.86	$3.89	1,704,293	$3.79
$4.20 - 5.76	472,501	0.19	$4.76	365,001	$4.78
	7,016,738		$2.55	5,254,813	$2.05

During the three months ended March 31, 2023, the Company granted an aggregate of 69,681 stock options to Directors, Officers, and consultants of the Company. A fair value of $171,939 was calculated for these options as measured at the grant date using the Black-Scholes option pricing model.

During the year ended December 31, 2022, the Company granted an aggregate of 3,107,501 stock options to Directors, Officers, and consultants of the Company. A fair value of $7,665,042 was calculated for these options as measured at the grant date using the Black-Scholes option pricing model.

The Company’s standard stock option vesting schedule calls for 25% every six months commencing six months after the grant date.

During the three months ended March 31, 2023, the Company recognized stock option expense of $866,483 (2022 - $1,228,184) for the vested portion of the stock options.

The fair value of all compensatory options granted is estimated on the grant date using the Black-Scholes option pricing model. The weighted average assumptions used in calculating the fair values are as follows:

	March 31, 2023	December 31, 2022
Risk-free interest rate	2.09%	2.06%
Expected life of option	4.91 years	4.9 years
Expected dividend yield	0%	0%
Expected stock price volatility	116.12%	116.48%
Fair value per option	CAD $3.19	CAD $3.21

enCore Energy Corp.
Notes to the Condensed Interim Consolidated Financial Statements Unaudited – Prepared by Management
For the three months ended March 31, 2023 and March 31, 2022

13.	Share capital (continued)

Share purchase warrants

A summary of the status of the Company’s warrants as of March 31, 2023, and December 31, 2022, and changes during the period/year then ended is as follows:

	Period ended March 31, 2023		Year ended December 31, 2022
	Warrants	Weighted average exercise price	Warrants	Weighted average exercise price
	#	CAD $	#	CAD $
Warrants outstanding, beginning of period/year	7,494,506	4.43	6,298,839	2.43
Granted	29,934,825	3.80	3,670,919	5.81
Exercised	(101,041)	2.11	(2,291,642)	1.39
Expired	(6,259)	2.22	(183,610)	1.67
Warrants outstanding, end of period/year	37,322,031	3.93	7,494,506	4.43

As of March 31, 2023, share purchase warrants outstanding were as follows:

		Warrants Outstanding March 31, 2023
Warrant price per share	Warrants	Weighted average remaining life	Weighted average exercise price
	#	(years)	CAD $
$1.59 - 1.80	1,337,112	0.02	$1.79
$2.22 - 3.90 [1]	32,365,638	1.96	$3.81
$4.59 - 6.00	3,619,281	0.10	$5.86
	37,322,031	2.09	$3.93

1Includes power warrants exercisable into one share and one-half warrant. Each whole warrant is exercisable at $3.90 for 36 months.

Share subscriptions received

As of December 31, 2022, the Company had received CAD $69,831,000 ($50,051,595) in share subscriptions pertaining to a financing that closed concurrently with the Company’s acquisition of Alta Mesa (Note 9).

Convertible promissory note

On February 14, 2023, the Company (through enCore Energy US Corp.) issued a secured convertible promissory note (the “Note”) in connection with the Alta Mesa acquisition (Note 9).

The principal value of the Note is $60,000,000, and the Note is secured by certain assets of the Company pursuant to the terms of a Pledge Agreement, a Security Agreement, and a Guaranty Agreement between the parties.

The principal portion of the Note is convertible at any time and at the option of the holder into common shares of the Company at a conversion price of $2.9103 per share until maturity on February 14, 2025, and bears interest at a rate of 8.0% per annum. Commencing on June 30, 2023, the Company will make semi-annual interest only payments on June 30 and December 31, of each year through to maturity.

The Note was valued initially by measuring the fair value of the liability component using an 12% discount rate, and by allocating the residual (using the residual value method) to the equity conversion feature. Certain transaction costs associated with the Note were not included in the discounting of the Note, as they were allocated as consideration for the asset acquisition completed as a whole (Note 9).

enCore Energy Corp.
Notes to the Condensed Interim Consolidated Financial Statements Unaudited – Prepared by Management
For the three months ended March 31, 2023 and March 31, 2022

13.	Share capital (continued)

Convertible promissory note (continued)

A reconciliation of the convertible debenture components is as follows:

	Liability	Equity	Total
	$	$	$
Balance, December 31, 2021 and December 31, 2022	-	-	-

Issuance of promissory note	56,186,734	3,813,266	60,000,000
Accretion expense	292,130	-	292,130
Balance, March 31, 2022	56,478,864	3,813,266	60,292,130
Liabilities:
Current portion - convertible debenture (accrued interest)	600,000	-	600,000
Long term portion - convertible debenture	56,478,864	-	56,478,864
Balance, March 31, 2022	57,078,864	-	57,078,864

14.	Related party transactions and balances

Related parties include key management of the Company and any entities controlled by these individuals as well as other entities providing key management services to the Company. Key management personnel consist of Directors and senior management including the Executive Chairman, Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, and Chief Administrative Officer.

The amounts paid to key management or entities providing similar services are as follows:

		March 31, 2023 $	March 31, 2022 $
Consulting	(1)	37,774	19,555
Directors’ fees	(2)	27,000	27,084
Staff costs		1,504,754	217,020
Stock option expense		660,962	813,124
Total key management compensation		2,230,490	1,076,783

(1) – During the three months ended March 31, 2023, the Company incurred communications & community engagement consulting fees of $37,774 (2022 - $19,555) according to a contract with Tintina Holdings, Ltd., a company owned and operated by the spouse of the Company’s Executive Chairman.

(2) – Directors’ Fees are included in staff costs on the condensed interim consolidated statements of loss and comprehensive loss.

During the three months ended March 31, 2023, the Company did not grant any options to key management.

During the three months ended March 31, 2022, the Company granted 2,183,333 options to key management, with a fair value of $5,785,777.

enCore Energy Corp.
Notes to the Condensed Interim Consolidated Financial Statements Unaudited – Prepared by Management
For the three months ended March 31, 2023 and March 31, 2022

14.	Related party transactions and balances (continued)

As of March 31, 2023, and December 31, 2022, the following amounts were owing to related parties:

		March 31, 2023 $	December 31, 2022 $
Tintina Holdings, Ltd	Consulting services	12,581	12,744
Officers and Board members	Accrued compensation	82,976	428,630
		95,557	441,374

15.	Management of capital

The Company’s objectives when managing capital are to safeguard its ability to continue as a going concern in order to support the exploration, evaluation, and development of its mineral properties and to maintain a flexible capital structure that optimizes the cost of capital within a framework of acceptable risk. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may issue new shares, issue debt, and acquire or dispose of assets.

The Company is dependent on the capital markets as its primary source of operating capital and the Company’s capital resources are largely determined by the strength of the junior resource markets, the status of the Company’s projects in relation to these markets, and its ability to compete for investor support of its projects.

The Company considers the components of shareholders’ equity as capital.

There were no changes in the Company’s approach to capital management during the three months ended March 31, 2023, and the Company is not subject to any externally imposed capital requirements.

16.	Financial instruments

Financial instruments include cash, receivables and marketable securities and any contract that gives rise to a financial asset to one party and a financial liability or equity instrument to another party. Financial assets and liabilities measured at fair value are classified in the fair value hierarchy according to the lowest level of input that is significant to the fair value measurement. Assessment of the significance of a particular input to the fair value measurement requires judgement and may affect placement within the fair value hierarchy levels. The hierarchy is as follows:

●	Level 1 fair value measurements are those derived from quoted prices in active markets for identical assets or liabilities.

●	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1, that are observable either directly or indirectly.

●	Level 3 fair value measurements are those derived from valuation techniques that include inputs that are not based on observable market data.

Cash, restricted cash, and marketable securities are measured at Level 1 of the fair value hierarchy. The Company classifies its receivables as financial assets measured at amortized cost. Accounts payable and accrued liabilities, lease liability, due to related parties, notes payable, and convertible promissory note are classified as financial liabilities measured at amortized cost. The carrying amounts of receivables, accounts payable and accrued liabilities, and amounts due to related parties approximate their fair values due to the short-term nature of the financial instruments. The carrying value of the Company’s convertible promissory note, and lease liabilities approximates fair value as they bears a rate of interest commensurate with market rates.

enCore Energy Corp.
Notes to the Condensed Interim Consolidated Financial Statements Unaudited – Prepared by Management
For the three months ended March 31, 2023 and March 31, 2022

16.	Financial instruments (continued)

Investments in uranium are measured at Level 2 of the fair value hierarchy. The Company classifies these investments as financial assets measured at fair value as determined based on the most recent month-end spot prices for uranium published by UxC and converted to Canadian dollars at the date of the consolidated statement of financial position.

Marketable securities are measured at Level 1 of the fair value hierarchy. The Company classifies these investments as financial assets whose value is derived from quoted prices in active markets and carries them at FVTPL.

Discussions of risks associated with financial assets and liabilities are detailed below:

Currency risk

Foreign currency exchange risk is the risk that future cash flows, net income and comprehensive income will fluctuate as a result of changes in foreign exchange rates. As the Company’s operations are conducted internationally, operations and capital activity may be transacted in currencies other than the functional currency of the entity party to the transaction.

The Company’s objective in managing its foreign currency risk is to minimize its net exposures to foreign currency cash flows by obtaining most of its estimated annual U.S. cash requirements and holding the remaining currency in Canadian dollars. The Company monitors and forecasts the values of net foreign currency cash flow and consolidated statement of financial position exposures and from time to time could authorize the use of derivative financial instruments such as forward foreign exchange contracts to economically hedge a portion of foreign currency fluctuations.

The following table provides an indication of the Company’s foreign currency exposures during the three months ended March 31, 2023, and March 31, 2022:

	March 31, 2023 CAD $	March 31, 2022 CAD $
Cash	78,843	1,930,652
Marketable Securities - Current	336,902	-
Accounts payable and accrued liabilities	13,148	(5,236)
	428,893	1,925,416

A 10% change in Canadian/US foreign exchange rate at period end would have changed the net loss of the Company, assuming that all other variables remained constant, by approximately $428,893 for the three months ended March 31, 2023 (2022 - $1,925,416).

The Company has not, to the date of these financial statements, entered into derivative instruments to offset the impact of foreign currency fluctuations.

Credit risk

Credit risk arises from cash held with banks and financial institutions and receivables. The maximum exposure to credit risk is equal to the carrying value of these financial assets. The Company’s cash is primarily held with a major Canadian bank.

Market risk

The Company is exposed to market risk because of the fluctuating values of its publicly traded marketable securities (Note 6). The Company has no control over these fluctuations and does not hedge its investments. Based on the March 31, 2023 value of marketable securities every 10% increase or decrease in the share prices of their holdings would have impacted loss for the period, up or down, by approximately $336,902 (2022 - $nil) before income taxes.

Further, the Company is in the exploration stage and commodity prices are not reflected in operating financial results. However, fluctuations in commodity prices may influence financial markets and may indirectly affect the Company’s ability to raise capital to fund exploration.

enCore Energy Corp.
Notes to the Condensed Interim Consolidated Financial Statements Unaudited – Prepared by Management
For the three months ended March 31, 2023 and March 31, 2022

16.	Financial instruments (continued)

Interest rate risk

Interest rate risk mainly arises from the Company’s cash, which receives interest based on market interest rates. Fluctuations in interest cash flows due to changes in market interest rates are not significant.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its current obligations as they become due. The majority of the Company’s accounts payable and accrued liabilities are payable in less than 90 days. The Company prepares annual exploration and administrative budgets and monitors expenditures to manage short-term liquidity. Due to the nature of the Company’s activities, funding for long-term liquidity needs is dependent on the Company’s ability to obtain additional financing through various means, including equity financing.

17.	Segmented information

The Company operates in a single segment: the acquisition, exploration, and development of mineral properties in the United States.

The table below provides a breakdown of the Company’s long-term assets by geographic segment:

	South Dakota $	Texas $	New Mexico $	Wyoming $	Other States $	Canada $	Total $

Intangible assets	-	122,401	217,241	-	188,640	-	528,282
Property, plant and equipment	60,630	2,273,791	-	-	-	-	2,334,421
Mineral properties	86,220,848	9,144,069	4,905,348	41,754,462	3,194,359	-	145,219,086
Right-of-use assets	-	168,871	-	-	-	16,743	185,614
Balance, December 31, 2022	86,281,478	11,709,132	5,122,589	41,754,462	3,382,999	16,743	148,267,403

Intangible assets	-	122,401	217,241	-	181,207	-	520,849
Property, plant and equipment	60,051	8,669,010	-	-	-	-	8,729,061
Mineral properties	86,276,053	131,093,283	4,908,276	41,798,425	3,211,693	-	267,287,730
Right-of-use assets	-	177,253	-	-	-	9,567	186,820
Balance, March 31, 2023	86,336,104	140,061,947	5,125,517	41,798,425	3,392,900	9,567	276,724,460

enCore Energy Corp.
Notes to the Condensed Interim Consolidated Financial Statements Unaudited – Prepared by Management
For the three months ended March 31, 2023 and March 31, 2022

18.	Supplemental disclosure with respect to cash flows

The Company incurred non-cash financing and investing activities during the three months ended March 31, 2023, and March 31, 2022 as follows:

	March 31,	March 31,
	2023	2022
	$	$
Non-cash financing activities:
Deferred financing costs remaining in accounts payable and accrued liabilities	-	-
	-	-

Non-cash investing activities:
Mineral property costs included in accounts payable and accrued liabilities	359,882	-
Property, plant, and equipment additions included in accounts payable and accrued liabilities	34,934	-
Convetible promissory note issued for asset acquisition (Note 9)	60,000,000	-
Fair value of common shares issued for asset acquisition	-	121,796,381
Fair value of replacement options issued for asset acquisition	81,414	5,496,037
Fair value of replacement warrants issued for asset acquisition	-	3,259,306
	60,476,230	130,551,724

There were no amounts paid for income taxes or interest during the three months ended March 31, 2023, and March 31, 2022.

19.	Events after the reporting period

Subsequent to March 31, 2023, the following reportable events were completed:

(a)	In April 2023, the Company completed its divestment of Belt Line Resources, Inc. and Hydro Restoration Corporation, which held the Company’s Moonshine, Bootheel, and Kaycee projects (Note 10). In return for these assets the Company received 19.9% of Nuclear Fuels, Inc.

(b)	In April 2023, the Company completed the sale of 200,000 lbs of uranium pursuant to a sales contract with UG USA, Inc. (Note 4) for gross proceeds of $9,660,000.

(c)	In May 2023, the Company completed its acquisition of all of the proprietary Prompt Fission Neutron technology and equipment, including related exclusive intellectual property, and global licensing rights from Energy Fuels Resources (USA) Inc. Total consideration paid in the transaction was $3,100,000.

(d)	The Company issued 125,001 shares pursuant to the exercise of stock options for gross proceeds of CAD $22,500.

(e)	The Company issued 61,666 shares pursuant to the exercise of warrants for gross proceeds of CAD $98,049.

(f)	The Company granted 119,000 stock options to employees at a weighted average exercise price of CAD $2.76.